

August 7, 2023

Joseph K. Belanoff
Chief Executive Officer
Corcept Therapeutics Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

      Re: Corcept Therapeutics Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 14, 2023
           File No. 000-50679

Dear Joseph K. Belanoff:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 14, 2023

Pay versus Performance, page 24

1.   We note your statement in footnote (2) to your pay versus performance table that "[i]n general, Compensation Actually Paid is calculated as Summary Compensation Table total compensation adjusted to include the fair market value of equity awards as of December 31 of the applicable year or, if earlier, the vesting date (rather than the grant date)." Since some of the required calculations involve *changes* in fair market value from the prior year end, rather than fair market value at year end, if you choose to include disclosure summarizing Regulation S-K Item 402(v), please ensure that the correct requirements are discussed.

2.   We note footnote (5) to your pay versus performance table states the Nasdaq US Benchmark TR Index is your Peer Group for purposes of your Total Stockholder Return comparison. This index appears to be a broad equity market index used for purposes of Regulation S-K Item 201(e)(1)(i) and not the index or issuers used by you for purposes of Regulation S-K Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

3.   It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 or Jennifer Zepralka at 202-551-2243 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program